Exhibit 99.1

For Immediate Release

Novadaq Analyst and Investor Day Wrap-up

Toronto, Ontario — September 25, 2012 – Novadaq® Technologies Inc. (“Novadaq” or the “Company”) (NASDAQ: NVDQ, TSX: NDQ,), a developer of clinically-relevant fluorescence imaging solutions for use in surgical procedures, yesterday hosted its “Analyst and Investor Day” from 10 a.m. to 2 p.m. EST at the Princeton Club in New York, NY. A webcast of the event will be archived for 90 days on the Company’s website at http://www.novadaq.com under the “Events” tab in the Investors section.

The event theme was “Imaging Illuminated – A Broad Agenda”, and thought leaders from multiple surgical specialties, including plastic and reconstructive, endoscopic and minimally invasive, robotic, colorectal and general surgery and wound care, came together to discuss the clinical value and expanding uses of Novadaq’s SPY fluorescence imaging technology in complex surgical procedures. The day started with an overview of Novadaq’s corporate vision, presented by President and Chief Executive Officer, Dr. Arun Menawat. Dr. Rick Mangat, Senior Vice President and General Manager, followed with a presentation describing Novadaq’s direct market entry and growth strategy for the Company’s PINPOINT® Endoscopic Fluorescence Imaging system, as well as recent developments in physician and outpatient facility reimbursement.

Following his presentation, Dr. Mangat commented, “We believe that PINPOINT will be unique in the marketplace as it is the only minimally invasive imaging system that combines the features of traditional endoscopes with highly differentiated SPY fluorescence imaging. SPY has been demonstrated to improve clinical outcomes and reduce overall patient care costs across a variety of medical specialties, and fluorescence imaging is a reimbursable procedure.”

Following the management presentations, six opinion leading surgeons from some of the most highly regarded medical institutions in the United States discussed clinical experiences and discovery efforts related to the SPY Elite®, FIREFLY™ and PINPOINT systems.

Geoffrey C. Gurtner, MD, Associate Chairman of Surgery, Stanford University School of Medicine kicked-off the surgeon presentations. Dr. Gurtner first presented data on the high rates of post-operative complications (10%-52%) in breast reconstruction, a significant clinical problem when surgeons rely solely on clinical judgment. He then discussed a pilot study conducted at Stanford and reviewed key publications which show that the use of SPY imaging can reduce some complications to virtually zero. Dr. Gurtner finished by discussing the rapid adoption of SPY technology in vascular surgery and wound care at Stanford. In these applications, SPY is used by surgeons to determine the adequacy of peripheral vascular interventions such as stenting.

Michael R. Zenn, MD, Vice Chief, Plastic and Reconstructive Surgery at the Duke University Medical Center began his presentation by commenting that most complications in surgery are a result of poor blood supply. Videos and still images from surgeries Dr. Zenn has performed were used to show how SPY assisted surgeons to avoid post-operative complications by providing real time clinically relevant assessment of blood perfusion in tissues, and blood flow in vessels.

Novadaq Analyst and Investor Day Wrap-up

The talk ended with Dr. Zenn highlighting quantification advancements which are further helping surgeons to make sound clinical decisions while in surgery.

Alessio Pigazzi, MD, PhD, from the Department of Surgery, University of California, Irvine School of Medicine, next shared his experiences using FIREFLY, the implementation of SPY imaging technology integrated into the da Vinci® surgical robot sold by Novadaq’s partner, Intuitive® Surgical. Dr. Pigazzi also began his presentation by identifying a major clinical problem, which in this case was anastomotic leaks following colorectal surgeries. Dr. Pigazzi cited numerous studies published before the advent of FIREFLY, in which the rate of post-operative leaks was approximately 10%, and among patients with leaks, the mortality rate was as high as 15%. He then described a controlled study in patients undergoing complex low anterior bowel resections conducted at UC Irvine, in which outcomes for 16 patients evaluated with FIREFLY were compared with 22 patients treated without FIREFLY. In this UCI study, the leak rate in patients treated with the use of FIREFLY was 6.25% and the reoperation rate was 0%, compared to 18.18% and 9.09% respectively without FIREFLY.

Danny A. Sherwinter, MD, Chief, Minimally Invasive and Bariatric Surgery, Maimonides Medical Center, shifted the discussion to the use of PINPOINT endoscopic fluorescence imaging and minimally invasive surgery. Continuing with the theme of post-colorectal surgery leaks, Dr. Sherwinter commented that leak rates could be as high as 30% depending on targeted surgical site and anastomotic technique. He reinforced that leaks can lead to high rates of death, in addition to prolonged hospital stay, and legal challenges. He went on to state that inadequate perfusion is the likely culprit in the majority of cases of leaks, and provided examples, selected from the 150 PINPOINT cases performed at Maimonides, supporting that evaluation of perfusion can be lifesaving.

Continuing the discussion of PINPOINT imaging in endoscopic colorectal surgery, Michael Stamos, MD, the John E. Connolly Professor and Chair, Department of Surgery, University of California, Irvine School of Medicine, and Principal Investigator of the Novadaq-sponsored PILLAR™ clinical study, reiterated the medical need for a technology that could provide assessment of tissue blood supply to the colon during colorectal surgeries. Dr. Stamos went on to describe the objectives and endpoints of the PILLAR trial which include the utility of PINPOINT to optimize the location at which to transect the colon, the impact on planned location of resection margins, and the occurrence of leaks, fever, prolonged hospital stay and other complications.

Aurora Pryor, MD, Director, Bariatric and Metabolic Weight Loss Center, Stony Brook Medicine, and Principal Investigator of the soon-to-be-initiated Novadaq-sponsored PINNACLE™ clinical study, closed the surgeon presentations with a review of the clinical need for common bile duct imaging during laparoscopic cholecystectomy, as well as a discussion of the objectives of PINNACLE. PINNACLE will take place at 4 leading centers in the United States, and will enroll up to 120 patients undergoing laparoscopic cholecystectomy. Dr. Pryor highlighted that bile duct injury during removal of the gall bladder is the most common cause of medical malpractice claims. She finished her presentation by describing the goals of PINNACLE which include demonstrating that the use of PINPOINT aids in identifying biliary anatomy during laparoscopic cholecystectomy, as well as post-surgery vascular and biliary integrity.

Dr. Menawat finished the formal presentations with a glimpse into the future of fluorescence imaging. “The future for the installed base of SPY technologies will include providing surgeons with images of targeted tissues such as nerves and tumor metastases. Novadaq recently entered into its first development agreement with a company that is developing a fluorescent agent targeted to ovarian cancer. Very quickly, Novadaq has demonstrated that our fluorescence imaging technology can be used in combination with targeted molecules to enable surgeons to clearly identify cancerous tissue during surgery. We are at the early stages of

Novadaq Analyst and Investor Day Wrap-up

implementation, but our belief is that the benefits of SPY technologies can be very far reaching,” concluded Dr. Menawat.

About Novadaq Technologies Inc.

Enabling surgeons with clinically-relevant, innovative fluorescence imaging solutions to enhance the lives of patients and their surgeons, while reducing health care costs, is Novadaq’s global mission. SPY fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 50 peer-reviewed publications demonstrate that the use of SPY during complex surgery, leads to fewer post-operative complications and lower hospital costs.

The SPY Imaging System is United States Food and Drug Administration (“FDA”) 510(k) cleared for use for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. Our unique business model of partnering with market-leading companies to drive adoption of our fluorescence imaging technology, while building our own commercial infrastructure is the cornerstone of our corporate strategy for growth.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings available at www.sedar.com, actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor and Media Relations

Contact:

David C. Martin

Vice President, Corporate Development and Investor Relations

Novadaq Technologies Inc.

905-629-3822 ext: 218

dmartin@novadaq.com